Alston&Bird llp

The Atlantic Building

950 F. Street, N.W.

Washington, DC 20004-2601

202-239-3300

Fax: 202-239-3333

www.alston.com

David J. Baum                                                   Direct Dial: 202-239-3346                                          E-mail: david.baum@alston.com

April 12, 2021

VIA EDGAR

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-2521

Re:	Northern Lights Fund Trust II (File Nos. 333-174926; 811-22549): Post-Effective Amendment No. 490 to the Trust’s Registration Statement on Form N-1A – LifeGoal Home Savings ETF, LifeGoal Vacation Savings ETF, LifeGoal Children Savings ETF, LifeGoal General Savings ETF, LifeGoal Wealth Builder ETF

Ladies and Gentlemen:

On behalf of Northern Lights Fund Trust II (the “Trust”) and its series, LifeGoal Home Savings ETF, LifeGoal Vacation Savings ETF, LifeGoal Children Savings ETF, LifeGoal General Savings ETF, and LifeGoal Wealth Builder ETF (the “Funds”), accompanying this letter for filing under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Rule 485(a)(2) thereunder, is a copy of Post-Effective Amendment No. 490 to the Trust’s Registration Statement on Form N-1A (“Post-Effective Amendement No. 490”). Post-Effective Amendment No. 490 is being filed for the purpose of adding each of the Funds as a new series of the Trust.

Please call me at (202) 239-3346 if you have any questions or comments regarding this filing.

Sincerely,

/s/ David J. Baum

David J. Baum

Attachment